GULF COAST OIL & GAS, INC.
                           5847 SAN FELIPE, SUITE 1700
                                HOUSTON, TX 77057
                               PH: (713) 821-1731


                               September 11, 2006

VIA EDGAR

U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

         RE:      GULF COAST OIL & GAS, INC. (THE "COMPANY")
                  REGISTRATION STATEMENT ON FORM SB-2
                  REGISTRATION NO. 333-133104

Dear Sir or Madam:

           The undersigned hereby requests acceleration of the effective date of the above-referenced Registration Statement to Monday, September 11, 2006, at 5:00 p.m. or as soon thereafter as may be practicable.

         Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

         The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Very truly yours,

                                        Gulf Coast Oil & Gas, Inc.

                                        /s/ Rahim Rayani
                                        ------------------
                                        Rahim Rayani
                                        Chief Executive Officer and President